SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE THIRD QUARTER 2006

(Rio de Janeiro – November 10, 2006) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results expressed in millions of Reais, in accordance with Brazilian GAAP.

PETROBRAS’s consolidated net income was R$ 7.085 million in the third quarter of 2006, 26% higher than net income reported in the third quarter of 2005.

For the period from January to September 2006, consolidated net income was R$ 20.719 million, an increase of 33% when compared to the same period of 2005, with a 6% increase in domestic crude oil and NGL production and a 3% increase in production of oil products. Operating cash generation as measured by EBITDA was R$ 40.639 million, enabling the Company to fully fund its investment plan, while reducing leverage.

Total capital spending for PETROBRAS totaled R$ 22.637 million during the first nine months of 2006 (34% above the same period of the prior year), of which R$ 11.404 million was invested to expand the future capacity of oil and gas production in Brazil

  Consolidated net operating revenue totaled R$ 43.363 million in the 3Q06, representing a 21% increase versus 3Q05.

  Third quarter consolidated net income reached R$ 7.085 million, 26% higher than the same quarter of 2005. This increase was mainly due to higher prices realized for oil products in the domestic market, including diesel, gas, and naphta, as well as higher volumes of exported oil.

  The tax benefit from provisioning for interest on capital increased profitability by R$ 1.492 million in 3Q06.

  Domestic crude oil and NGL production in 3Q06 reached an average of 1,779 thousand barrels/day, of which 82% was from the Bacia de Campos (1,455 thousand barrels/day), representing a 3% increase over the 3Q05.

  Total oil, NGL, and natural gas production, from both domestic and international sources, averaged 2,301 thousand barrels of oil equivalent per day during the third quarter.
  As of September 30, 2006, net indebtedness for the PETROBRAS system was R$ 19.619 million, 6% lower than reported on June 30, 2006 (R$ 20.808 million). This decline reflects increased levels of operating cash generation during the year, which exceeded the company’s net debt.

  Value added by PETROBRAS during the period from January to September 2006 was R$ 92.955 million, 13% higher than in the same period of 2005. Of this, R$ 55.026 million went to government take, as well as federal, state, and municipal taxes, R$ 8.349 million to suppliers and institutional financers for financial charges, rent and charters, with R$ 21.970 million to shareholders and R$ 7.610 million for salaries, benefits and charges.

This document is divided into 5 sections:

PETROBRAS SYSTEM	Índice	PETROBRAS	Índice
Financial Performance	04	Financial Statements	34
Operating Performance	07
Financial Statements	20
Appendices	28

PETROBRAS SYSTEM

Comments from the President, Mr. José Sérgio Gabrielli de Azevedo

Dear shareholders and investors, before commenting on our activities during the third quarter, I would like to highlight that our excellent results will allow for a distribution of interest on capital in the amount of R$ 4.387 million, equivalent to R$ 1,00 for each common and preferred share (R$ 4,00 per ADR), to be paid by January 15, 2007.

It is also important to note that on October 23rd, we set a record production level of 1,912,733 barrels of oil in Brazil. This record is another decisive step for Petrobras on its path to achieving a production target of 2 million barrels per day before year end. It also confirms the capacity of Brazil to reach and maintain oil self-sufficiency on a sustainable basis.

These results are supported by the consistent expansion of our capital investment throughout each of our business segments. Our growing capital expenditures are the foundation by which we can meet the targets we have set for the company in our strategic plan. Towards this end, Petrobras investments achieved record levels, totaling R$22.637 million in the first nine months of the year, an increase of 34% in relation to the same period of 2005.

Another important development was the signing of a new accord with YPFB for exploration and production in Bolivia. This accord will permit us to profitably maintain our operations in the country. Our agreement was the result of exhaustive negotiations between both sides, confirming that our strategy of discussion and negotiation is the best approach for resolving contractual differences and encouraging commercial and business logic to prevail. This accord will now be submitted to the Bolivian Congress for ratification.

The Board of Directors approved a new pension plan (Petros – 2) that will provide retirement benefits to more than 16 thousand employees who have been hired by the Company since August 2002, and do not yet have a plan. The essential elements of the new plan follow the terms already negotiated in collective bargaining agreements since 2004. This plan is now being submitted for approval to the regulatory agencies, to be followed by an offer to the employees.

We closed the third quarter with net income of R$ 7.085 million, representing a 26% increase over the same period of last year. This result reflects the increase in average oil production in Brazil and abroad, which totaled 1,903 thousand barrels per day during the quarter, surpassing production during the second quarter of 2006 which had been reduced by programmed field and platform maintenance.

Reliable operating performance at Petrobras refineries led to a utilization factor of 89% of capacity, while the percentage of national oil in the feedstock was maintained at 79%.

The combination of higher production and stable refining output enabled the Company not only to fully supply the Brazilian market but also to maintain our position as the largest exporter in Brazil. On a net basis, Petrobras exported 54 thousand bpd of oil and oil products during the third quarter.

Through the continued efforts of our Exploration and Production segment in Brazil, we have discovered the existence of significant volumes of light oil (30º API) in Santos Basin. The discovery came with a final vertical well test 1-RJS-628A that encountered a highly productive reservoir situated below a two thousand meter-thick salt layer (“pre-salt”).

In the international segment, our activities in the Gulf of Mexico were intensified through our Houston based subsidiary, Petrobras America Inc.(PAI). Through PAI we acquired and became operator of an additional 25% ownership in the Cascade field, and 26.67% in the Chinook fields, both part of the exciting new play in the lower tertiary in the Gulf. Upon finalizing these transactions, Petrobras will hold 50% of the working interest in Cascade and 71.67% in Chinook. We plan to develop these fields with an FPSO (Floating Production Storage and Offloading) platform, which would be the first time such unit will be used in the Gulf of Mexico. To accelerate our investment program in these promising areas, Petrobras has contracted two ultra-deep water drilling rigs. The two rigs are currently under construction and should begin operations during the first quarter of 2009.

In the international downstream, we recently completed our acquisition of 50% of the Pasadena Texas refinery for approximately US$ 360 million. The processing capacity of the unit will be expanded and adapted to process heavy oil from Campos Basin and convert it into high quality oil products that meet the regulatory and environmental standards of the United States.

Also in our international segment, through our subsidiary Petrobras Energia, we recently formed a consortium to explore, develop and commercialize oil and natural gas in the deep waters off Argentine’s continental shelf. Petrobras Energia will participate in the consortium with a 35% stake and will be the operator. The exploration area is located 250 kilometers from the city of Mar del Plata, in water depths of between 200 and 3,000 meters.

Among noteworthy accomplishments in finance, we concluded a placement of US$ 500 million of registered “Global Notes” in the international capital markets. This represents the first Petrobras issuance following our classification by Moody´s Investor Services as an investment grade company. We received offers of US$ 1.3 billion in only 18 minutes, with more than 90% of offers originated by investment grade investors. The issuance strategy was done in conjunction with a tender offer for outstanding bonds that permitted the retirement of nearly U.S. $900MM of high coupon notes.

We also reentered the Japanese market with a private placement of notes in the amount of ¥ 35 billion (approximately US$ 300 million). This placement allows the Company not only to become better known in a deep market, but also to access a new investor base at a competitive cost based on the company’s investment grade rating.

To finalize our list of accomplishments during the quarter, I would like to mention that Petrobras is now listed in the Dow Jones International Sustainability Index (DJSI), the world’s most important index for socially responsible investors to analytically measure sustainability. The entrance of Petrobras into the DJSI is recognition of the Company’s efforts during the past years to improve environmental, transparent and corporate governance standards. The inclusion into the index expands our universe of potential investors to include those who use social and environmental responsibility as criteria – and who according to the United Nations manage more than US$ 4 trillion of capital.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

PETROBRAS reported consolidated net income of R$ 20.719 million for the period from January to September of 2006, representing a 33% increase over consolidated net income reported for the same period of 2005.

R$ Million
	3rd Quarter				Jan-Sep

2Q - 2006	2006	2005	Δ%		2006	2005	Δ%

49.633	55.846	46.555	20	Gross Operating Revenue	152.247	128.999	18
37.948	43.363	35.711	21	Net Operating Revenue	117.198	97.967	20
11.267	10.303	10.565	(2)	Operating Profit (1)	33.580	28.834	16
(141)	(674)	(645)	4	Financial Result	(1.260)	(2.370)	(47)
6.959	7.085	5.632	26	Net Income for the Period	20.719	15.583	33
1,59	1,61	1,28	26	Net Income per Share(2)	4,72	3,55	33
202.635	190.144	168.035	13	Market Value (Parent Company)	190.144	168.035	13
44	38	42	(4)	Gross Margin (%)	42	44	(2)
30	24	30	(6)	Operating Margin (%)	29	29	-
18	16	16	-	Net Margin (%)	18	16	2
13.614	12.912	12.423	4	EBITDA – R$ million(3)	40.639	34.598	17

				Financial and Economic Indicators
69,62	69,49	61,53	13	Brent (US$/bbl)	66,96	53,54	25
2,1840	2,1710	2,3454	(7)	US Dollar Average Price - Sale (R$)	2,1831	2,4970	(13)
2,1643	2,1742	2,2222	(2)	US Dollar Last Price - Sale (R$)	2,1742	2,2222	(2)

(1)	Operating income before financial income equals shareholders’ equity and taxes.
(2)	For comparison purposes, net income per share was recalculated for prior periods, due to the stock split approved by AGE on July 22, 2005.
(3)	Operating income before financial income is equal to shareholders’ equity + depreciation/amortization.

R$ Million
	3rd Quarter				Jan-Sep

2Q-2006	2006	2005	Δ%		2006	2005

11.243	9.684	9.662	-	Operating Income as per Brazilian Corporate Law	32.067	25.922
141	674	645	4	(-) Financial Result	1.260	2.370
(117)	(55)	258	(121)	(-) Equity Income Result	253	542

11.267	10.303	10.565	(2)	Operating Profit	33.580	28.834
2.347	2.609	1.858	40	Depreciation & Amortization	7.059	5.764

13.614	12.912	12.423	4	EBITDA	40.639	34.598

36	30	35	(14)	EBITDA Margin (%)	35	35

The gain in consolidated net income for the period from January to September 2006 is mainly due to increases in realized prices and volumes in both the domestic and international markets, as well as other factors, explained below:

• Increase in gross profit by R$ 6.339 million:

Main Items		Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- Effect of Volumes Sold	2.254	(1.557)	697
	- Effect of Prices	7.755	-	7.755

. Intl. Market:	- Effect of Export Volumes	617	(266)	351
	- Effect of Export Price	1.872	-	1.872

. Increase in expenses: (*)		-	(3.788)	(3.788)
. Extraordinary items:	- adjustment to special participations (**)	-	(426)	(426)
	- natural gas inventory write-off (***)	-	(408)	(408)

. BR Distribuidora - Alcohol commercialization		884	(801)	83
. Increase (Decrease) in operations of commercialization abroad		2.033	(2.037)	(4)
. Increase (Decrease) in international sales		1.372	(1.359)	13
. FX effect on controlled companies abroad		(295)	(929)	(1.224)
. Others		2.739	(1.321)	1.418

		19.231	(12.892)	6.339

(**)	New interpretation by the ANP disallowing deductibility of charges associated with project finance for the Marlim field.
(***)	Expense adjustments with gas produced and re-injected in reserves in Solimões, Campos and Espírito Santo Basins.

(*) Expenses Composition:	Value
- Domestic Government Take	(1.824)
- Import of gas, crude oil and oil products	(1.775)
- Third-Party Services	(189)

(3.788)

The increase in government take is the result of a 19% higher reference price for crude oil (R$ 119.56 for Jan. to Sept. 2006 and R$ 100.74 for Jan. to Sept. 2005), as well as higher royalties and Special Participation, as a result of higher production in the Barracuda and Caratinga fields following production stabilization in June, 2005.

Higher expenses for importing oil, gas and oil products reflects increased prices in the international market.

The increase in third party expenses is a result of a higher number of well interventions for operating maintenance, contractual adjustments, particular for drilling rigs, and the start of operations at P-50 and FPSO-Capixaba, in April and May of 2006, respectively.

These effects were partially offset by increases in the following expenses:

•
Selling expenses (R$ 473 million), mainly due to the increase in expenses related to oil exports (R$ 242 million) and international marketing (R$ 31 million) as well as an increase in reserves for bad debt expense (R$ 69 million);

•
General and administrative expenses (R$ 289 million), due to increased salaries and benefits for employees in Brazil (R$ 162 million) originating from an increase in workforce and salary adjustments accordance with the Collective Bargaining Agreement 2005/2006, higher salaries and benefits for international personnel (R$ 74 million), and higher third party services (R$ 46 million);

•
Tax expenses (R$ 287 million) increase due to higher activity level (R$ 77 million), PASEP/COFINS on revenues (R$ 117 million) relating to the regularization of prior periods and increased taxes in Colombia and Bolivia (R$ 32 million), on foreign remittance accounts and dividends;

•	Prospecting and exploration (R$ 249 million), due to exploratory expenses write-offs (R$ 209 million) and an increase in international seismic exploration (R$ 37 million);

•	Research and development technology costs (R$ 443 million), of which R$ 312 million was for the ANP settlement;

• Positive impact of R$ 1.110 million on net financial income was due to:

•	Maturity of hedge contracts at PESA, that in the same period of 2005 had generated a loss of R$ 459 million;

•
When measured in Reais, better returns from financial investments (R$ 1.117 million), due to a lower appreciation of the Real (R$ 801 million) – 7.11% for the January to September 2006 period and 16.28% for the January to September 2005 period – and higher profitability from funds invested abroad (R$ 125 million);

•	Reduction of financial expenses (R$ 46 million), due better debt profile;

• These effects were partially offset by the following factors:

•	Premiums paid to investors for bond buyback in July 2006 (R$ 321 million) and early liquidation of the fixed PFL Senior Trust Certificates in March 2006 (R$ 29 million);

•
Reduction in the positive monetary correction (R$ 505 million), due to the lower appreciation of the Real against the U.S. dollar during the January to September 2006 period (7.11%) compared to the same period of the prior year (16.28%);

•
Decrease in non-operating expenses (R$ 91 million), because of the reduction in platform idleness (R$ 128 million), partially offset by the reduction in international non-operating revenue (R$ 16 million);

• Increased tax benefit for interest on own capital provisions in September 2006 (R$ 746 million).

PETROBRAS SYSTEM	Operating Performance

Physical Indicators

	3rd Quarter				Jan-Sep

2Q-2006	2006	2005	Δ%		2006	2005	Δ%

Exploration & Production - Thousand bpd
				Domestic Production
1,757	1,779	1,725	3	Oil and LNG	1,763	1,667	6
282	276	271	2	Natural Gas (1)	276	274	1
2,039	2,055	1,996	3	Total	2,039	1,941	5

				Consolidated - International Production
121	124	164	(24)	Oil and LNG	135	165	(18)
95	105	98	7	Natural Gas (1)	100	98	2
216	229	262	(13)	Total	235	263	(11)
18	17	-		Non Consolidated - Internacional Production (2)	11	-

234	246	262	(6)	Total International Production	246	263	(6)

2,273	2,301	2,258	2	Total production	2,285	2,204	4

(1) Does not include liquified gas and includes reinjected gas
(2) Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd

354	373	393	(5)	Crude oil imports	357	349	2
88	137	99	38	Oil products imports	114	103	11

442	510	492	4	Import of crude oil and oil products	471	452	4

267	355	248	43	Crude oil exports	295	251	18
269	209	260	(20)	Oil products exports	245	247	(1)

536	564	508	11	• Export of crude oil and oil products	540	498	8

94	54	16	-	Net exports (imports) crude oil and oil products	69	46	50

149	170	149	14	Import of gas and others	156	137	14
6	6 (3)	3	100	Others Exports	5 (3)	3	67
1,900	1,849	1,907	(3)	Output of oil products	1,888	1,830	3
1,795	1,753	1,804	(3)	• Brazil	1,786	1,727	3
105	96	103	(7)	• International	102	103	(1)
2,115	2,115	2,114	-	Primary Processed Installed Capacity	2,115	2,114	-
1,986	1,986	1,985	-	• Brazil(4)	1,986	1,985	-
129	129	129	-	• International	129	129	-
				Use of Installed Capacity (%)
93	89	91	(2)	• Brazil	90	88	2
81	74	80	(6)	• International	79	80	(1)
80	79	80	(1)	Domestic crude as % of total feedstock processed	80	80	-

(3) Volumes of oil and oil products exports include ongoing exports
(4) As per ownership recognized by the ANP

Sales Volume - Thousand bpd

1,684	1,757	1,720	2	Total Oil Products	1,697	1,658	2
13	35	26	35	Alcohol, Nitrogens and others	26	26	-
239	250	235	6	Natural Gas	240	224	7

1,936	2,042	1,981	3	Total domestic market	1,963	1,908	3
536	564	508	11	Exports	540	498	8
459	509	413	23	International Sales	468	388	21

995	1,073	921	17	Total international market	1,008	886	14

2,931	3,115	2,902	7	Total	2,971	2,794	6

Price and cost Indicators

	3rd Quarter				Jan-Sep

2Q-2006	2006	2005	Δ%		2006	2005	Δ%

Average Oil Products Realization Prices
154,55	157,31	142,21	11	Domestic Market (R$/bbl)	155,27	137,96	13

Average sales price - US$ per bbl
				Brazil
58.20	58.69	54.24	8	Oil (US$/bbl) (5)	56.88	45.17	26
15.61	15.70	13.09	20	Natural Gas (US$/bbl) (6)	15.62	12.39	26
				International
47.30	48.29	37.38	29	Oil (US$/bbl)	44.32	34.25	29
12.33	13.72	10.13	35	Natural Gas (US$/bbl)	12.55	9.12	38

(5) Average of the exports and the internal transfer prices from E&P to Supply
(6) Internal transfer prices from E&P to Gas & Energy

Cost - US$/barrel

				Lifting cost
				• Brazil (7)
6.12	6.64	5.44	22	• • without government participation	6.36	5.61	13
17.54	18.08	15.16	19	• • with government participation(8)	17.66	14.25	24
3.10(9)	3.11	2.78	12	• International	3.05	2.70	13
				Refining cost
2.07	2.48	1.86	33	• Brazil (7)	2.15	1.85	16
1.36	1.57	1.41	11	• International	1.49	1.29	16
455	493	402	23	Corporate Overhead (US$ million) Holding Company (7)	1,374	1,048	31

(7) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q05 Report.

(8) Lifting cost with government take had its historical series adjusted, retroactive to 2005, due to ANP's (National Petroleum Agency) new interpretation of the deductibility of the expenses with Project Finance in the Marlim field over the accounting of special participation.

(9) Altered, due to the revision of the expenses with community in PESA.

Cost - R$/barrel

				Lifting cost
				• Brazil (7)
13,16	14,26	12,57	13	• • without government participation	13,76	13,87	(1)
38,34	39,60	36,02	10	• • with government participation(8)	38,33	34,99	10
				Refining cost
4,55	5,39	4,31	25	• Brazil (7)	4,70	4,60	2

Domestic crude oil and NGL production for the 9M06 period increased 6% compared with the same period of the prior year. The increase was primarily due to the start of production at the P-43 (Barracuda) in December 2004, the P-48 (Caratinga) in February 2005, the P-50 (Albacora Leste) in April 2006, and the FPSO-Capixaba (Golfinho) field in May 2006. Production stabilization at the P-43 and P48 fields was only attained in June, 2005.

In the third quarter 2006, domestic crude oil and NGL production increased 1% versus the 2Q06, mainly driven by production at the Albacora Leste and Golfinho fields.

In the first nine months of 2006, international oil production decreased by 12% compared to the same period of 2005. This decline is mainly due to the shift from operating agreements in Venezuela to a mixed company in which the Venezuelan government assumed a majority interest through PDVSA, as well as the natural decline in production in some mature fields in Angola and the temporary interruption in production from the main fields in the United States after hurricanes Rita and Katrina. Gas production increased 2% compared to the same period of 2005, mainly due to the increase in demand for Bolivian gas to Brazil and Argentina.

International oil production for the third quarter 2006 increased 1% compared to the 2Q06. This increase is primarily because of the resumption of production in the U.S. Gulf of Mexico that had been temporarily closed following Hurricane Katrina. Gas production increased by 11% compared to the prior quarter. This increase was the result of the resumption of full production in Bolivia after strong rains had caused a rupture in the drainage duct at the San Antonio field in April 2006.

Throughput (primary processing) of refineries in Brazil increased by 3% in the first nine months of 2006 compared to the same period of the previous year. The increase is primarily a result of improvements in operational reliability and a lower number of scheduled maintenance stoppages in 2006.

For the 3Q06, feedstock processed by refineries in Brazil decreased by 4% in relation to the previous quarter. This decline is mainly due to temporary limitations in receiving oil and higher occurrences of programmed stoppages during the third quarter as compared to the second quarter 2006.

Feedstock processed by international refineries during the first nine months of 2006 decreased by 1% versus the same period of 2005. This decline was primarily due to the programmed maintenance stoppage in September 2006 in the San Lorenzo refinery in Argentina, in order to implement improvements to increase installed capacity.

Feedstock processed by international refineries in the third quarter decreased by 10.1% compared to the 2Q06, mainly because of the programmed maintenance stoppage at the San Lorenzo refinery in September 2006.

Lifting cost in Brazil for the first nine months of 2006, excluding government take, increased 13% versus the comparable period of 2005. After discounting the effects of the 13% appreciation of the Real for costs denominated in local currency, lifting costs remained stable, with higher costs for well interventions for preventive and corrective maintenance, and contractual increases in day rates for drilling rigs, offset by the increase in production at the P-43, P-48, P-50 and FPSO-Capixaba platforms.

When compared to the 2Q06, lifting cost in Brazil, excluding government take, increased by 9%, mainly as a result of higher operational transportation costs, oil rig costs for well interventions, corrective maintenance, as well as additional costs associated with the start-up of the Albacora Leste and Golfinho fields, which increased the level of average unit cost for extraction in Brazil.

Lifting costs in Brazil for the first nine months of 2006, including government take, increased by 24% compared to the same period of 2005. The increase is primarily because of the aforementioned increase in extraction costs, as well as the average reference price used to calculate government take for domestic oil, as a result of the increase in international oil prices; and due to increased production at the Barracuda and Caratinga fields after achieving production stability in June 2005, which increased royalties and Special Participation charges.

Including government take, third quarter lifting costs in Brazil increased by 3% versus the second quarter 2006, reflecting the aforementioned increase in extraction costs.

For the first nine months of 2006, international lifting costs increased by 13% compared to the same period of the previous year. This increase is mainly due to lower volume produced, higher third party expenses and materials for the Argentina operations, including pipeline and equipment as well as well repairs.

International lifting costs for 3Q06 increased by 0.3% when compared to the 2Q06, mainly as a result of higher material and third party expenses in Argentina due to pipeline and equipment reforms, as well as oil well repairs.

Domestic refining costs for the January to September 2006 period increased by 16% versus the same period of last year. This increase is due to higher operating expenses, reflecting investments aimed at adapting the refineries to process heavy oil and to improve the quality of fuels to meet environmental requirements. Discounting the effects of a 13% appreciation of the Real, which caused the local currency component of the refining costs to increase when expressed in U.S. dollars, refining costs increased by 5%.

In comparison with the 2Q06, refining costs in Brazil for the third quarter 2006 increased by 20%, mainly due to a higher number of programmed maintenance stoppages during the quarter.

For the first nine months of 2006, international refining costs increased by 16% in comparison to the same period of the prior year. This increase was driven by higher material and third party expenses in Argentina and in the refineries in Bolivia, caused by emergency maintenance stoppages which occurred in January, May, and June of 2006; and due to increased salary concessions in the Argentina unit.

Average international refining costs for the 3Q06 increased 15% when compared to the 2Q06. The increase is mainly due to lower feedstock and higher third party, material and personnel expenses in refineries in Argentina, as a result of programmed maintenance for industrial units during the period.

Compared with the same period of last year, corporate overhead increased by 31% as a result of higher third party services, as well as increases in personnel expenses related to increases in health care coverage, salary adjustments, and a larger workforce. After discounting the effects of a 13% appreciation of the Real (since all overhead expenses are denominated in Reais), corporate overhead increased by 18% in comparison with the first nine months of 2005.

Third quarter corporate overhead increased 8% when compared with the 2Q06. This increase was mainly due to higher expenses for contractual services, as well as higher personnel expenses associated with a larger workforce.

Sales Volume – Thousand barrels/day

Domestic sales volume increased by 3% for the first nine months of 2006 compared with the same period of last year.

The increase in sales volume for the period was primarily due to higher sales of gasoline, naptha and natural gas in the domestic market, and higher oil export volumes.

The increase in gasoline sales is associated with the reduction in competitiveness of alcohol relative to the price of gasoline, which increased consumption of gasoline by owners of flexible fuel vehicles.

Naphta sales increased mainly due to more attractive prices in relation to the international market, and was also affected by lower volumes in 2005 as a result of operational problems.

The increase in sales of natural gas was primarily a result of substituting natural gas for fuel oil in the industrial sector, particularly by the paper and cellulose, glass, and chemical sectors, as well as in the higher number of natural gas vehicles.

International sales volume increased by 4%, mainly due to increases in offshore operations taking advantage of commercial opportunities. This was partially offset by the reduction in Venezuelan production because of the aforementioned change in contractual terms.

Result by Business Area R$ million (1)
3rd Quarter					JAN-SEP

2Q-2006	2006	2005	Δ %		2006	2005	Δ %

6.915	6.433	7.421	(13)	EXPLORATION & PRODUCTION	20.122	17.887	12
1.642	1.006	482	109	SUPPLY	4.648	4.221	10
(222)	(581)	(183)	217	GAS & ENERGY	(881)	(375)	135
132	160	232	(31)	DISTRIBUTION	455	554	(18)
256	107	177	(40)	INTERNATIONAL (2)	599	1.035	(42)
(1.147)	(377)	(1.957)	(81)	CORPORATE	(3.386)	(5.478)	(38)
(617)	337	(540)	(162)	ELIMINATIONS AND ADJUSTMENTS	(838)	(2.261)	(63)

6.959	7.085	5.632	26	CONSOLIDATED NET INCOME	20.719	15.583	33

(1) Comments about the results by business segment are presented starting on page 14 and financial statements by business segments start on page 24.

(2) For the International segment, comparability between periods is influenced by the currency exchange, since all of the operations are realized outside of Brazil, in dollars or in the original currency of the country in which each company is based, and which may have significant variations versus the Real.

(3) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, starting in the 1Q-2006, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

For comparability purposes, we are presenting segmented accounting statements for prior periods in accordance with the new assumptions.

RESULTS BY BUSINESS SEGMENT

Petrobras is a company that operates in an integrated manner, with the largest portion of oil and gas production in the Exploration and Production area being transferred to other areas of the Company.

The main criteria used to report results by business area are highlighted below:

a) Net operating revenue: the revenues related to sales made to external clients were considered, plus the billing and transfers between business areas, using internal transfer prices defined between the areas as a reference, with methodology based on market parameters;

b) Included in the computation of operating income are: net operating revenues, the costs of goods and services sold, which are reported by each business areas considering the internal transfer price and the other operating costs of each area, as well as operating expenses in which the expenses effectively incurred in each area are considered.

c) Financial results are allocated to the corporate group;

d) Assets: includes the assets identified in each area. The equity accounts of a financial nature are allocated to the corporate group.

E&P – In the period from January to September 2006, net income for the Exploration and Production segment was R$ 20.122 million, a 12% increase over the net income attained in the same period of the previous year (R$ 17.887 million). This increase was driven by the R$ 3.401 million increase in gross profit due to higher sales and transfers of oil, reflecting the 6% increase in oil and NGL production, as well as the increase in international oil prices. These effects were partially offset by the following factors:

  R$ 408 million expense adjustment for gas that was produced and reinjected in reservoirs in the Solimões, Campos and Espírito Santo basins;

  New ANP interpretation of the deductibility of expenses related to Project Finance in the Marlim fields, leading to an increase in the calculation of special participation tax of R$ 426 million;

  Lower value of heavy oil compared to light oil;

  13% appreciation of the Real against the U.S. dollar.

The spread between the average price of sold/transferred domestic oil and the average Brent price rose from US$ 8.37/bbl during the first nine months of 2005 to US$ 10.08/bbl during the same period of 2006.

In comparison with the prior quarter, net income was 7% lower, mainly due to a R$ 733 million reduction in gross profit. This decline was because of expense adjustments in the amount of R$ 408 million for gas previously produced and reinjected in reservoirs at Bacias de Solimões, Campos and Espírito Santo, as well as a new ANP interpretation for the deductibility of expenses for Project Finance for Campo de Marlim, calculated as special participation charges in the amount of R$ 426 million.

These effects were partially offset by the 1% increase in oil and NGL production and by the reduction in the spread between the average domestic oil price and the average Brent price from US$ 11.42/bbl in the 2Q06 to US$ 10.80/bbl in the 3Q06.

SUPPLY – For the period between January and September 2006, net income for the supply segment was R$ 4.648 million, 10% higher than the net income reported for the same period of the previous year (R$ 4.221 million), reflecting the R$ 929 million increase in gross profit, mainly due to the following factors:

•	An increase in the average realization price of oil products in the domestic and international markets:

•	A 2% increase in oil product sales volume in the domestic market;

•	Lower valuation for heavy oil versus light oil.

These effects were partially offset by the following factors:

•	Increases in the cost of oil and oil products purchased, as a direct result of the increase in international price levels;

•	4% increase in volumes of imported oil and oil products.

In the third quarter 2006, net income for the supply segment was R$ 1.006 million, 39% lower than net income recorded in the previous quarter (R$ 1.642 million), mainly due to the R$ 919 million reduction in gross profit, as a result of the following factors:

•	15% increase in imports of oil and oil products;

•	Sales of inventory with higher costs during the quarter, purchased when international oil prices were higher;

•	Increase of 18% in refining costs when expressed in Reais, primarily due to higher expenses associated with the programmed stoppages during the quarter when compared to the previous quarter.

These effects were partially offset by the following factors:

•	Increase of 4% in the domestic oil product sales volume;

•	2% increase in the average value realized for basic oil products marketed in the domestic market.

GÁS AND ENERGY – For the first nine months of 2006, net loss for the Gas and Energy segment was R$ 881 million, R$ 506 million higher than the net loss for the same period of last year (R$ 375 million), due to the below factors:

•
Reduction of R$ 181 million in gross profit, mainly due to lower margins in the sales of energy. This occurred as a result of increases in the price for settling differences from the Câmara de Comercialização de Energia Elétrica (Electric Energy Marketing Chamber), due to the reduction of the outflow of hydroelectric reserves in the Southern region

•	Increase of R$ 66 million in research and development costs, R$ 47 million of which was due to the ANP settlement;

•
Recognizing a loss in the amount of R$ 167 million from the termination of a hedge contract which had originall been established to reduce the volatility in natural gas prices, signed with the company ANDINA. In the same period of last year, this operation caused a gain of R$ 94 million.

These effects were partially offset by a 7% volume increase in natural gas sold.

In the 3Q06, the Gas and Energy segment realized a loss of R$ 581 million, compared to a loss of R$ 222 million reported in the previous quarter. The loss was mainly due to:

•
Reduction of R$ 150 million in gross profit, mainly due to lower margins in the sales of energy. This occurred as a result of increases in the price for settling differences from the Câmara de Comercialização de Energia Elétrica, due to the reduction of the outflow of hydroelectric reserves in the Southern region.

•
Recognizing a loss in the amount of R$ 167 million, as a result of terminating the hedge contract with the company ANDINA, which had originally been established to reduce the volatility of natural gas prices.

These effects were partially offset by a 5% increase in the volume of natural gas sold during the third quarter when compared to the prior quarter.

DISTRIBUTION – For the first nine months of 2006, the Distribution segment reported a net income of R$ 455 million, compared to net income of R$ 554 million recorded in the same period of the prior year. This segment registered an increase in gross profit, driven by an increase in average price of oil products.

The increase in gross profit was offset by higher operating expenses, primarily from higher freight expenses due to larger volumes of commercial products, and for provisioning related to contingency reserves of a civil nature.

Participation in the combustible distribution market during the January to September 2006 period was 33.1%, and compared to 33.8% for the same period of last year.

In comparison with the previous quarter, net income for the 3Q06 was R$ 160 million, 21% higher than the net income of R$ 132 million registered in the 2Q06. This increase is mainly due to the R$ 44 million increase in gross profit caused by an 11% increase in volume of products sold, reflecting market share that reached 34.2% in the third quarter compared to 32.2% in the previous quarter.

The increase in gross profit when compared to the previous quarter was partially offset by the R$ 14 million increase in operating expenses caused mainly by higher freight costs for the higher volume of commercial products.

INTERNATIONAL – For the nine month period ended September 2006, the International segment reported a net income in the amount equivalent to R$ 599 million, 42% lower than the net income equivalent of R$ 1.035 million that was registered in the same period of 2005.

This decline in net income was primarily because of the following factors:

•

Gross profit decline of R$ 50 million due to the following factors: i) loss of participation in the Venezuelan operations due to the transformation in Venezuela from operating agreements to a mixed company in which the Venezuelan government assumed a majority interest through PDVSA; ii) increased production costs in Bolivia due to an increase in the tax rate for hydrocarbons from 18% to 50% as of May 2005, and from 50% to 82% as of May 2006; iii) 2% appreciation of the Real against the U.S. dollar for the accounting conversion process; iv) the temporary interruption in production from the main fields in the United States after hurricanes Rita and Katrina; and v) natural decline in production in some mature fields in Angola. This decline was partially offset by the increase in international oil prices, by the larger volume and price for commercial electric energy in Argentina, by the increase in sales volu me of natural gas from Bolivia to Brazil and Argentina, and by the higher natural gas prices in Argentina;

•

Increase of R$ 352 million in prospecting and drilling expenses due exploration spending write-offs in the U.S. and Bolivia, and by the higher seismic expenses, mainly in the U.S., Tanzania, Iran, and Colombia;

•	Reduction in other operating expenses primarily generated from the 2006 recuperation of exploration expenses in Nigeria, in the amount of R$ 73.7 million.

For the third quarter, net income equivalent for the International segment was R$ 107 million, 58% lower than the equivalent net income of R$ 256 million that was reported in the second quarter of 2006. This difference is mainly due to the factors below:

•

Increase of R$ 114 million in prospecting and drilling expenses in the U.S. primarily related to the write-off of the Blackbeard well in the Gulf of Mexico, as well as costs associated with higher seismic expenses;

•

Gross profit decline of R$ 18 million, primarily because of the following factors: i) increased production costs in Bolivia due to an increase in the tax rate for hydrocarbons from 18% to 50% as of May 2005, and from 50% to 82% as of May 2006; and e ii) revision of the tariff adjustment for electric energy in Argentina, recognized in June 2006.

CORPORATE – Corporate activities for the PETROBRAS System generated a net loss of R$ 3.386 million, 38% lower than reported in the January to September period of 2005 (R$ 5.478 million), mainly due to the following factors:

•	R$ 1.110 million reduction in net financial expenses, as mentioned on page 7;

•
A reduction of R$ 734 million in expenses for non-controlling shareholder participation due to the lower financial results reported by the Special Purpose Companies and controlled companies, where PETROBRAS and its subsidiaries do not have total control

These effects were partially offset by the increase in corporate overhead, mainly due to higher personnel expenses derived from the salary repositioning by category in accordance with the collective bargaining agreement signed at the end of the 2005, and by the entrance of new employees during 2006,.

In comparison with the previous quarter when net loss for the corporate segment was R$ 1.147 million, 3Q06 net loss was R$ 377 million, primarily because of the tax benefit of R$ 1.492 million derived from the economic tax from the provisioning of interest on capital.

This effect was partially offset by the R$ 534 million increase in net financial expenses, mainly generated from the premium when repurchasing outstanding high coupon Bonds by PIFCO, realized in July 2006 (R$ 321 million), whose objective was to improve the indebtedness profile, as mentioned on page 7.

Consolidated Indebtedness

	R$ Million

	09.30.2006	06.30.2006	Δ%
Short-term Debt (1)	11.858	12.214	(3)
Long-term Debt (1)	32.280	31.307	3

Total	44.138	43.521	1
Net Debt (2)	19.619	20.808	(6)
Net Debt/(Net Debt + Shareholder's Equity) (1)	17%	18%	(1)
Total Net Liabilities (1) (3)	178.805	170.624	5
Capital Structure
(Third Parties Net / Total Liabilities Net)	46%	45%	1

(1)	Included indebtedness through leasing contracts (R$ 2.729 million on September 30, 2006 and R$ 2.815 million on June 30, 2006).

(2)	Total Indebtedness – cash and cash equivalents.

(3)	Net short term liabilities/financial applications.

During the 3Q06, PIFCO repurchased outstanding bonds in the amount of R$ 2.644 million and amortized R$ 544 million in lines of credit. For Petrobras, the most significant payments were the amortizations of debenture interest in the amount of R$ 236 million. The capital structure represented by third parties was 46% as of September 30, 2006, a reduction of 1p.p. when compared to June 30, 2006.

Consolidated Investments

R$ Million
	Jan-Sep
	2006	%	2005	%	Δ%
• Own Investments	20.264	90	14.751	87	37

Exploration & Production	11.404	51	8.907	53	28
Supply	2.800	13	2.184	13	28
Gas and Energy	1.203	5	1.098	6	10
Internacional	3.923	17	1.871	11	110
Distribution	477	2	368	2	30
Corporate	457	2	323	2	41

• Special Purpose Companies (SPCs)	2.072	9	1.914	11	8

• Ventures under Negotiation	300	1	169	1	78

• Structured Projects	1	-	87	1	-

Total Investments	22.637	100	16.921	100	34

R$ Million
	Jan-Sep
	2006	%	2005	%	Δ%
International
Exploration & Production	2.355	60	1.633	87	44
Supply	1.043	27	114	6	815
Gas and Energy	59	1	58	3	2
Distribution	38	1	21	1	81
Others	428	11	45	3	851

Total Investments	3.923	100	1.871	100	110

R$ Million
	Jan-Sep
	2006	%	2005	%	Δ%
Special Purpose Companies (SPCs)
Marlim Leste	682	33	514	27	33
PDET Off Shore	65	3	284	15	(77)
Barracuda e Caratinga	57	3	267	14	(79)
Malhas	424	20	697	36	(39)
Cabiúnas	-	-	5	-	-
Gasene	459	22	-	-	-
EVM	30	2	-	-	-
CDMPI	104	5	-	-	-
Mexilhão	3	-	-	-	-
Amazônia	248	12	147	8	69

Total Investments	2.072	100	1.914	100	8

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. The Company currently has partnerships in 162 blocks through 89 consortiums. Total investment of US$ 12,666 million is projected for these undertakings.

In fulfillment of the goals outlined in its strategic plan, PETROBRAS continues to prioritize investments in developing its oil and natural gas production capabilities through its own investments and the structuring of undertakings with partners. In the first nine months of 2006, total investments were R$ 22.637 million, which is a 34% increase over the amount invested in the same period of 2005.

PETROBRAS SYSTEM	Financial Statements

Income Statement - Consolidated

R$ million
3rd Quarter				Jan-Sep

2Q-2006	2006	2005		2006	2005

49.633	55.846	46.555	Gross Operating Revenues	152.247	128.999
(11.685)	(12.483)	(10.844)	Sales Deductions	(35.049)	(31.032)

37.948	43.363	35.711	Net Operating Revenues	117.198	97.967
(21.260)	(27.066)	(20.589)	Cost of Goods Sold	(67.970)	(55.078)

16.688	16.297	15.122	Gross profit	49.228	42.889
			Operating Expenses
(1.353)	(1.546)	(1.247)	Sales	(4.241)	(3.768)
(1.415)	(1.459)	(1.302)	General and Administratives	(4.060)	(3.771)
(378)	(531)	(386)	Cost of Prospecting, Drilling & Lifting	(1.219)	(970)
(495)	(370)	(248)	Research & Development	(1.107)	(664)
(405)	(262)	(202)	Taxes	(907)	(620)
(485)	(484)	(485)	Pension and Health Plan	(1.454)	(1.555)
(890)	(1.342)	(687)	Other	(2.660)	(2.707)

(5.421)	(5.994)	(4.557)		(15.648)	(14.055)

			Net Financial Expenses
602	719	(66)	Income	1.691	202
(734)	(1.297)	(827)	Expenses	(3.116)	(3.242)
(1.345)	(28)	(587)	Monetary & FX Correction - Assets	(1.601)	(2.119)
1.336	(68)	835	Monetary & FX Correction - Liabilities	1.766	2.789

(141)	(674)	(645)		(1.260)	(2.370)

(5.562)	(6.668)	(5.202)		(16.908)	(16.425)
117	55	(258)	Gains from Investments in Subsidiaries	(253)	(542)

11.243	9.684	9.662	Operating Profit	32.067	25.922
29	(38)	13	Non-operating Income (Expenses)	(102)	(193)
(3.865)	(2.262)	(3.485)	Income Tax & Social Contribution	(9.995)	(8.360)
(448)	(299)	(558)	Minority Interest	(1.251)	(1.786)

6.959	7.085	5.632	Net Income	20.719	15.583

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Balance Sheet - Consolidated

Assets	R$ Million
	09.30.2006	06.30.2006

Current Assets	65.491	62.023

Cash and Cash Equivalents	24.519	22.713
Accounts Receivable	13.666	12.193
Inventories	16.592	17.316
Taxes Recoverable	5.276	5.576
Others	5.438	4.225

Non-current Assets	15.087	14.576

Petroleum & Alcohol Account	782	777
Advances to Suppliers	701	715
Marketable Securities	567	599
Deferred Taxes and Social Contribution	4.234	4.219
Advance for Pension Plan Migration	1.249	1.228
Prepaid Expenses	1.935	1.865
Accounts Receivable	2.066	1.478
Deposits - Legal Matters	1.757	1.849
Taxes Recoverable	224	131
Others	1.572	1.715
Fixed Assets	120.016	113.923

Investments	5.084	4.075
Property, Plant & Equipment	112.824	107.785
Deferred	2.108	2.063

Total Assets	200.594	190.522

Liabilities	R$ Million
	09.30.2006	06.30.2006

Current Liabilities	43.406	38.632

Short-term Debt	11.308	11.670
Suppliers	11.038	10.614
Taxes and Social Contribution Payable	9.485	9.718
Project Finance and Joint Ventures	34	29
Pension Fund Obligations	405	411
Dividends	4.571	188
Salaries, Benefits and Charges	1.653	1.373
Others	4.912	4.629
Long-term Liabilities	53.719	51.448

Long-term Debt	30.101	29.036
Pension Fund Obligations	2.810	2.538
Health Care Benefits	8.066	7.728
Deferred Taxes and Social Contribution	8.792	8.489
Other	3.950	3.657
Provision for Future Earnings	424	406
Minority Interest	7.175	6.872
Shareholders’ Equity	95.870	93.164

Capital Stock	48.264	48.248
Reserves	26.887	31.282
Net Income	20.719	13.634

Total Liabilities	200.594	190.522

PETROBRAS SYSTEM	Financial Statements

Statement of Cash Flow - Consolidated

R$ Million

3rd Quarter				Jan-Sep

2Q-2006	2006	2005		2006	2005

6.959	7.085	5.632	Net Income (Loss)	20.719	15.583
4.406	3.124	8.336	(+) Adjustments	11.000	13.115

2.347	2.609	1.858	Depreciation & Amortization	7.059	5.764
654	761	(231)	Charges on Financing and Connected Companies	337	(3.199)
447	299	558	Minority interest	1.251	1.786
(117)	(55)	258	Result of Participation in Material Investments	253	542
189	(194)	1.813	Foreign Exchange on Fixed Assets	2.571	5.778
(174)	(1.141)	187	Deferred Income Tax and Social Contribution	(541)	1.154
(2.003)	725	(595)	Inventory Variation	(2.985)	(551)
77	569	1.718	Supplier Variation	1.936	463
622	604	663	Pension and Health Plan Variation	1.830	2.023
2.364	(1.053)	2.107	Other	(711)	(645)
11.365	10.209	13.968	(=) Net Cash Generated by Operating Activities	31.719	28.698
(6.640)	(8.337)	(4.941)	(-) Cash used for Cap.Expend.	(20.998)	(16.001)

(4.738)	(5.140)	(3.363)	Investment in E&P	(14.298)	(11.349)
(960)	(2.234)	(775)	Investment in Refining & Transport	(3.949)	(2.384)
(361)	(496)	(500)	Investment in Gas and Energy	(1.154)	(1.201)
(260)	(34)	(133)	Project Finance	(439)	(384)
32	24	30	Dividends	78	71
(353)	(457)	(200)	Other investments	(1.236)	(754)

4.725	1.872	9.027	(=) Free cash flow	10.721	12.697
(4.995)	(66)	(5.012)	(-) Cash used in Financing Activities	(9.619)	(11.474)
(1.472)	(60)	(4.799)	Financing	(2.031)	(6.372)
(3.523)	(6)	(213)	Dividends	(7.588)	(5.102)
(270)	1.806	4.015	(=) Net cash generated in the period	1.102	1.223

22.983	22.713	17.195	Cash at the Beginning of Period	23.417	19.987
22.713	24.519	21.210	Cash at the End of Period	24.519	21.210

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Value Added - Consolidated

	R$ million
	Jan-Sep
	2006	2005
Description
Sales of Products and Services and Non-Operating Revenues	153.098	129.262
Raw Materials Used	(6.164)	(4.074)
Products for Resale	(33.502)	(20.364)
Materials, Energy, Services & Others	(15.438)	(14.954)

Added Value Generated	97.994	89.870

Depreciation & Amortization	(7.059)	(5.764)
Participation in Related Companies, Goodwill & Negative Goodwill	(253)	(542)
Financial Result	1.856	(1.917)
Rent and Royalties	417	374

Total Distributable Added Value	92.955	82.021

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	7.610	6.858

	7.610	6.858

Government Entities
Taxes, Fees and Contributions	41.903	36.483
Government Take	13.123	10.463

	55.026	46.946

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	3.115	833
Rent and Freight Expenses	5.234	10.015

	8.349	10.848

Minority Interest	1.251	1.786

Shareholders
Dividens/Interest on Own Capital	4.387	2.193
Retained Earnings	16.332	13.390

	20.719	15.583

	21.970	17.369

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Consolidated Result by Business Area - 09.30.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	59.772	94.303	7.112	29.904	9.291	-	(83.184)	117.198

Intersegments	54.676	23.840	2.122	460	2.086	-	(83.184)	-
Third Parties	5.096	70.463	4.990	29.444	7.205	-	-	117.198
Cost of Goods Sold	(25.786)	(84.300)	(6.224)	(27.092)	(6.389)	-	81.821	(67.970)

Gross Profit	33.986	10.003	888	2.812	2.902	-	(1.363)	49.228
Operating Expenses	(2.326)	(3.043)	(1.643)	(2.121)	(1.565)	(5.041)	91	(15.648)
Sales, General & Administrative	(719)	(2.342)	(555)	(1.827)	(908)	(2.012)	62	(8.301)
Taxes	(36)	(133)	(72)	(127)	(114)	(425)	-	(907)
Exploratory Costs	(707)	-	-	-	(512)	-	-	(1.219)
Research & Development	(545)	(212)	(106)	(8)	(3)	(233)	-	(1.107)
Health and Pension Plans	-	-	-	-	-	(1.454)	-	(1.454)
Others	(319)	(356)	(910)	(159)	(28)	(917)	29	(2.660)

Operating Profit (Loss)	31.660	6.960	(755)	691	1.337	(5.041)	(1.272)	33.580
Interest Income (Expenses)	-	-	-	-	-	(1.260)	-	(1.260)
Equity Income	-	82	(34)	(11)	65	(355)	-	(253)
Non-operating Income (Expenses)	(141)	(28)	(8)	15	(16)	76	-	(102)

Income (Loss) Before Taxes and Minority
Interests	31.519	7.014	(797)	695	1.386	(6.580)	(1.272)	31.965
Income Tax & Social Contribution	(10.717)	(2.357)	260	(240)	(480)	3.105	434	(9.995)
Minority Interests	(680)	(9)	(344)	-	(307)	89	-	(1.251)

Net Income (Loss)	20.122	4.648	(881)	455	599	(3.386)	(838)	20.719

Consolidated Result by Business Area - 09.30.2005

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	52.411	78.906	5.749	27.844	8.124	-	(75.067)	97.967

Intersegments	49.454	21.817	1.708	406	1.682	-	(75.067)	-
Third Parties	2.957	57.089	4.041	27.438	6.442	-	-	97.967
Cost of Goods Sold	(21.826)	(69.832)	(4.680)	(25.115)	(5.172)	-	71.547	(55.078)

Gross Profit	30.585	9.074	1.069	2.729	2.952	-	(3.520)	42.889
Operating Expenses	(2.054)	(2.894)	(1.236)	(1.886)	(1.285)	(4.793)	93	(14.055)
Sales, General & Administrative	(580)	(2.198)	(646)	(1.702)	(789)	(1.717)	93	(7.539)
Taxes	(11)	(58)	(37)	(122)	(75)	(317)	-	(620)
Exploratory Costs	(810)	-	-	-	(160)	-	-	(970)
Research & Development	(261)	(88)	(40)	(2)	(3)	(270)	-	(664)
Health and Pension Plan	-	-	-	-	-	(1.555)	-	(1.555)
Others	(392)	(550)	(513)	(60)	(258)	(934)	-	(2.707)

Operating Profit (Loss)	28.531	6.180	(167)	843	1.667	(4.793)	(3.427)	28.834
Interest Income (Expenses)	-	-	-	-	-	(2.370)	-	(2.370)
Equity Income	-	172	(43)	-	122	(793)	-	(542)
Non-operating Income (Expense)	(165)	(16)	(13)	(4)	4	1	-	(193)

Income (Loss) Before Taxes and
Minority Interests	28.366	6.336	(223)	839	1.793	(7.955)	(3.427)	25.729

Income Tax & Social Contribution	(9.644)	(2.096)	61	(285)	(684)	3.122	1.166	(8.360)
Minority Interests	(835)	(19)	(213)	-	(74)	(645)	-	(1.786)

Net Income (Loss)	17.887	4.221	(375)	554	1.035	(5.478)	(2.261)	15.583

In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, starting in the 1Q-2006, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

To facilitate comparisons, we have presented segmented financial statements for prior periods in accordance with new criteria.

EBITDA(1) Consolidated Statement by Business Area - 09.30.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Profit (Loss)	31.660	6.960	(755)	691	1.337	(5.041)	(1.272)	33.580

Depreciation & Amortization	3.893	1.260	578	286	873	169	-	7.059

EBITDA	35.553	8.220	(177)	977	2.210	(4.872)	(1.272)	40.639

(1) Operating income before the financial results and equity income + depreciation /amortization.

Statement of Other Operating Revenues (Expenses) - 09.30.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	-	(33)	-	(64)	-	(627)	-	(724)
Operating expenses with thermoelectric	-	-	(603)	-	-	-	-	(603)
Losses and Contingencies related to Legal Procedures	(19)	(44)	-	(19)	(4)	(159)	-	(245)
Result from hedge operations	-	(21)	(167)	-	-	-	-	(188)
Contractual losses from ship-or-pay transport services	-	-	-	-	(99)	-	-	(99)

Unscheduled stoppages at installations and production equipment	(16)	(57)	-	-	-	-	-	(73)
Rent revenues	-	-	-	53	-	-	-	53

Others	(284)	(201)	(140)	(129)	75	(131)	29	(781)

	(319)	(356)	(910)	(159)	(28)	(917)	29	(2.660)

Statement of Other Operating Revenues (Expenses) - 09.30.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	-	(5)	-	(64)	-	(488)	-	(557)
Operating expenses with thermoelectric	-	-	(638)	-	-	-	-	(638)
Losses and Contingencies related to Legal Procedures	(4)	(302)	(2)	-	(19)	(35)	-	(362)
Result from hedge operations	-	(14)	94	-	-	-	-	80
Contractual losses from ship-or-pay transport services	-	-	-	-	(98)	-	-	(98)

Unscheduled stoppages at installations and production equipment	(109)	(76)	-	-	-	-	-	(185)
Rent revenues	-	-	-	48	-	-	-	48

Others	(279)	(153)	33	(44)	(141)	(411)	-	(995)

	(392)	(550)	(513)	(60)	(258)	(934)	-	(2.707)

Consolidated Assets by Business Area - 09.30.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	74.645	43.041	20.678	8.104	21.480	40.856	(8.210)	200.594

CURRENT ASSETS	6.160	21.644	3.043	4.479	5.375	32.917	(8.127)	65.491

CASH AND CASH EQUIVALENTS	-	-	-	-	-	24.519	-	24.519
OTHERS	6.160	21.644	3.043	4.479	5.375	8.398	(8.127)	40.972
NON-CURRENT ASSETS	4.737	1.108	2.186	676	1.126	5.337	(83)	15.087

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	782	-	782
MARKETABLE SECURITIES	-	5	-	-	-	562	-	567
OTHERS	4.737	1.103	2.186	676	1.126	3.993	(83)	13.738
FIXED ASSETS	63.748	20.289	15.449	2.949	14.979	2.602	-	120.016

Consolidated Assets by Business Area - 06.30.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	72.280	42.669	20.075	7.811	19.341	37.148	(8.802)	190.522

CURRENT ASSETS	7.010	21.815	3.158	4.270	5.158	28.573	(7.961)	62.023

CASH AND CASH EQUIVALENTS	-	-	-	-	-	22.713	-	22.713
OTHERS	7.010	21.815	3.158	4.270	5.158	5.860	(7.961)	39.310
NON-CURRENT ASSETS	4.541	1.178	2.037	636	836	6.189	(841)	14.576

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	777	-	777
MARKETABLE SECURITIES	258	5	-	-	-	335	-	598
OTHERS	4.283	1.173	2.037	636	836	5.077	(841)	13.201
FIXED ASSETS	60.729	19.676	14.880	2.905	13.347	2.386	-	113.923

In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, starting in the 1Q-2006, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

To facilitate comparisons, we have presented segmented financial statements for prior periods in accordance with new criteria.

Consolidated Results – International Business Area - 09.30.2006

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA

ASSETS	14.856	4.062	4.375	723	1.367	(3.903)	21.480

Income Statement

Net Operating Revenues	4.223	4.341	1.974	2.301	40	(3.588)	9.291

Intersegments	2.946	2.385	330	13	-	(3.588)	2.086
Third Parties	1.277	1.956	1.644	2.288	40	-	7.205

Operating Profit (Loss)	1.330	196	422	(197)	(386)	(28)	1.337

Net Income (Loss)	605	99	244	(72)	(259)	(18)	599

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA

ASSETS (06/30/2006)	13.828	3.020	4.093	683	1.233	(3.516)	19.341

Income Statement (09.30.2006)

Net Operating Revenues	3.966	3.903	1.606	1.807	48	(3.206)	8.124

Intersegments	2.421	2.192	269	6	-	(3.206)	1.682
Third Parties	1.545	1.711	1.337	1.801	48	-	6.442

Operating Profit (Loss)	1.673	199	250	(90)	(420)	55	1.667

Net Income (Loss)(1)	938	87	176	(36)	(165)	35	1.035

(1) In order to align the financial statement of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras management, starting in the 1Q-2006, the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, employee profit share and minority interest line items were adjusted.

To facilitate comparisons, we have presented segmented financial statements for prior periods in accordance with new criteria.

PETROBRAS SYSTEM	Appendices

1. Changes in the Petroleum and Alcohol Accounts

R$ million
	3rd Quarter			Jan-Sep

2Q-2006	2006	2005		2006	2005

774	777	758	Initial Balance	770	749
3	5	7	Intercompany Lending Charges	12	16

777	782	765	Final Balance	782	765

SETTLING OF ACCOUNTS WITH THE FEDERAL GOVERNMENT

In accordance with Law Number 10,742 dated October 6, 2003, account reconciliation with the government should have been finalized by June 30, 2004. PETROBRAS, after having furnished all the information required by the National Treasury Secretary – STN, is seeking to resolve the disparities that still exist between the parties in an effort to conclude the offset of accounts with the government, as per Provisionary Measure Number 2,181-45, dated August 24, 2001.

The amount of the account may be paid through the issuance of National Treasury bonds in a value equal to the final amount of the account reconciliation or with other amounts that PETROBRAS may owe to the federal government, including tax amounts or a combination of the aforementioned options.

2. Analysis of Gross Margin - Consolidated

CHANGES 3Q-2006 X 2Q-2006
Main Influences

		R$ million

Main Items		Net Revenues	Cost of Goods Sold	Gross Income

. Domestic Market:	- Effect of Volumes Sold	1.559	(834)	725
	- Effect of Prices	471	-	471

. International Market:	- Effect of Export Volumes	1.653	(940)	713
	- Effect of Export Price	460	-	460

. Increase Expenses (*):		-	(1.823)	(1.823)
. Extraordinary Items:	- complementary costs with especial participations (**)	-	(426)	(426)
	- Gas inventory write-off (***)	-	(408)	(408)

. BR Distribuidora - Alcohol Commercialization		185	(140)	45

. Increase (Decrease) Operations of Commercialization Abroad		625	(631)	(6)

. Increase (Decrease) in International Sales		358	(392)	(34)

. FX Effect on Controlled Companies Abroad		61	(114)	(53)

. Others		44	(98)	(54)

		5.416	(5.806)	(390)

(**) New ANP interpretation about the deductibility of expenses associated with Project Finance for Marlim field for purposes of calculating the Special Participation tax.
(***) Adjustment of expenses with the gas produced and reinjected in the Solimões, Campos and Espírito Santo Basins reservoirs.

(*) Expenses Composition:	Value
- Oil, Gas and Oil Product Imports	(797)
- Domestic Government Take	(543)
- Materials, Services and Depreciation	(399)
- Salaries, Perquisites and Benefits	(84)

(1.823)

3. Consolidated Taxes and Obligations

The economic contribution of PETROBRAS to Brazil, measured by generation of taxes, duties and current social contributions, in the first nine months of 2006 totaled R$ 39.541 million.

R$ million
	3rd Quarter				Jan-Sep

2Q-2006	2006	2005	Δ%		2006	2005	Δ%

				Economic Contribution - Country
4.463	4.736	3.982	19	Value Added Tax (ICMS)	13.284	11.270	18
1.930	2.023	1.915	6	CIDE (1)	5.800	5.556	4
2.982	3.096	2.558	21	PASEP/COFINS	8.723	7.459	17
3.911	3.181	3.147	1	Income Tax & Social Contribution	10.065	6.883	46
485	594	658	(10)	Others	1.669	1.603	4

13.771	13.630	12.260	11	Subtotal	39.541	32.771	21

1.001	1.059	758	40	Economic Contribution - Foreign	2.903	2.557	14

14.772	14.689	13.018	13	Total	42.444	35.328	20

(1) CIDE – CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO.

4. Government Take

R$ million
	3rd Quarter				Jan-Sep

2Q-2006	2006	2005	Δ%		2006	2005	Δ%

				Country
1.981	2.049	1.769	16	Royalties	5.789	4.654	24
2.146	2.219	2.037	9	Special Participation	6.365	5.286	20
30	28	19	47	Surface Rental Fees	79	53	49

4.157	4.296	3.825	12	Subtotal	12.233	9.993	22

309	363	188	93	Foreign	890	470	89

4.466	4.659	4.013	16	Total	13.123	10.463	25

Government take in Brazil increased 22% during the January to September 2006 period when compared to the same period of 2005, reflecting the increase in the Special Participation tax bracket for the Barracuda and Caratinga fields as a result of their increased production levels, and the 19% increase in the reference price for domestic oil, which averaged R$ 119,56 (US$ 54.78) for the first nine months of 2006, compared with R$ 100,74 (US$ 40.64) the same period of 2005. These prices are linked to the price of Brent in the international markets.

5. Consolidated Reconciliation of Shareholders’ Equity and Net Income

	R$ Million

	Shareholders' Equity	Result

. According to PETROBRAS information as of September 30, 2006	97.655	20.826
. Profit in the sales of products in affiliated inventories	(381)	(381)
. Reversal of profits on inventory in previous years	-	326
. Capitalized interest	(716)	(158)
. Absorption of negative net worth in affiliated companies *	(72)	193
. Other eliminations	(616)	(87)

. According to consolidated information as of September 30, 2006	95.870	20.719

* As per CVM Instruction Number 247/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity in results of non-consolidated companies method, whose invested company does not show signs of paralysis or need for financial help from the investor company, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net shareholder’s equity) of controlled companies did not affect the results and the net shareholder’s equity of PETROBRAS in 2005, generating a conciliatory item between the Financial Statements of PETROBRAS and the Consolidated Financial Statements.

6. Performance of PETROBRAS shares and ADRs

Nominal Change
	3rd Quarter			Jan-Sep

2Q-2006	2006	2005		2006	2005

3,86%	-6,30%	32,71%	Petrobras ON	9,81%	55,09%
0,09%	-6,00%	32,87%	Petrobras PN	9,08%	53,19%
3,05%	-6,14%	37,14%	ADR- Nível III - ON	17,62%	79,16%
-0,01%	-6,26%	38,47%	ADR- Nível III - PN	16,27%	77,77%
-3,48%	-0,49%	26,08%	IBOVESPA	8,95%	27,71%
0,37%	4,74%	2,86%	DOW JONES	8,97%	-0,61%
-7,17%	3,97%	4,61%	NASDAQ	2,41%	1,37%

Book value of a PETROBRAS share on September 30, 2006 reached R$ 22.26 .

7. Increase of Capital Stock, Incorporation of PETROQUISA shares, and Interest on Own Capital

a) Capital Stock
Capital subscribed and completed on September 30, 2006 in the amount of R$ 48.263.983 thousand, is represented by 2,536,673,672 ordinary shares and 1,850,364,698 preferred shares, all of which are indentured and without nominal value.

b) Operation for Incorporating PETROQUISA shares by PETROBRAS
At the Extraordinary General Meeting held on June 1, 2006, shareholders approved the operation for incorporating the shares of PETROQUISA by PETROBRAS, in the manner specified in the Re-ratification of the Justification Protocol of the operating for incorporating shares established between the two companies. For the implementation of the operation in relation to the exchange of shares utilized is based on the book value of both companies on the date of December 31, 2005, attributing 4.496 preferred shares issued by Petrobras for each lot of 1,000 common shares or for each lot of 1,000 preferred shares issued by PETROQUISA.

There were no manifestations made by PETROBRAS shareholders to exercise their rights to withdraw prior to the legal deadline of July 7, 2006. Five PETROQUISA shareholders, totaling 1,015,910 shares exercised their right to withdraw within the established time frame (until July 5,2006) and they were reimbursed for the value of R$ 153.47 for each lot of 1,000 shares, through the resources available to PETROQUISA, on July 10, 2006. In turn, PETROBRAS acquired the shares for the same value, effectively transferring title.

c) EGM Deliberation of PETROQUISA
On October 31, 2006 at the Extraordinary General Meeting of PETROQUISA approved:

As proposed by the Board of Directors in Meeting n.604 on September 22, 206, the registration cancellation of Petrobras Quimica S.A. – PETROQUISA as an open company together with the Comissão de Valores Mobiliários – CVM as its shares are no longer being traded on the Exchange or the over the counter.

The Protocol and Justification for the Operation to Incorporate PETRORIO PETROQUÍMICA DO RIO DE JANEIRO S.A. through PETROBRAS QUÍMICA S.A. – PETROQUISA was approved by the Board on September 22, 2006.

d) Interest on Own Capital
On October 20, 2006, the Board of Directors approved the distribution of payment to shareholders in the form of interest on own capital in the amount of R$ 4.387.038 thousand, in accordance with Article 9 of Law 9.249/95 and Decrees 2.673/98 and 3.381/00, already reserved for in the financial statements dated September 30, 2006.

This payment will be disbursed by January 15, 2007, based on the shareholding position as of October 31,2006, corresponding to a gross value of R$ 1,00 per common and preferred shares. In accordance with Decrees 2.673/98 and 3.381/00 if the payment occurs after December 31, 2006, interested based on the SELIC rate will be payable from December 31, 2006 through the effective payment date. This interest on capital will be offset against any remuneration payable at the close of the 2006 fiscal year and will be subject to income tax of 15% (fifteen percent) withheld at the source except in the case of shareholders who are exempt.

8. Currency Exposure

Currency exposure of the PETROBRAS System is measured as per the following table:

Assets	R$ million

	09.30.2006	06.30.2006

Current Assets	17.922	18.266

Cash and Cash Equivalents	6.321	6.834
Others Current Assets	11.601	11.432

Non-current Assets	5.485	4.939

Fixed Assets	31.176	27.430

Investments	1.225	279
Property, Plant & Equipment	29.261	26.507
Others Fixed Assets	690	644

Total Assets	54.583	50.635

Liabilities	R$ million

	09.30.2006	06.30.2006

Current Liabilities	16.047	16.138

Short-term Debt	7.960	8.859
Suppliers	4.505	4.687
Others Current Liabilities	3.582	2.592

Long-term Liabilities	25.494	24.230

Long-term Debt	22.974	22.764
Others Long-term Liabilities	2.520	1.466

Total Liabilities	41.541	40.368

Net Liabilities in Reais	13.042	10.267

(+) Investment Funds - Exchange	6.110	6.931

(-) FINAME Loans - dollar-indexed reais	559	535

Net Assets in Reais	18.593	16.663

Net Assets in Dollar	8.552	7.699

Exchange rate (*)	2,1742	2,1643

(*) Conversion into Reais from the U.S. Dollar is done at the selling price at the closing date of the period.

PETROBRAS	Financial Statements

Income Statement – Parent Company

R$ million
	3rd Quarter			Jan-Sep

2Q-2006	2006	2005		2006	2005

38.872	43.725	37.871	Gross Operating Revenues	120.517	104.652
(10.431)	(11.151)	(9.779)	Sales Deductions	(31.390)	(27.889)

28.441	32.574	28.092	Net Operating Revenues	89.127	76.763
(14.562)	(18.941)	(15.030)	Cost of Goods Sold	(47.529)	(41.613)

13.879	13.633	13.062	Gross Profit	41.598	35.150
			Operating Expenses
(1.176)	(1.318)	(1.222)	Sales	(3.657)	(2.901)
(967)	(1.029)	(897)	General & Administrative	(2.833)	(2.544)
(281)	(320)	(334)	Cost of Prospecting, Drilling & Lifting	(707)	(810)
(492)	(368)	(247)	Research & Development	(1.099)	(662)
(218)	(147)	(114)	Taxes	(481)	(323)
(456)	(456)	(456)	Health and Pension Plans	(1.368)	(1.470)
(686)	(1.056)	(467)	Others	(2.223)	(2.652)

(4.276)	(4.694)	(3.737)		(12.368)	(11.362)

			Net Financial Expense
776	991	338	Income	2.068	1.044
(499)	(671)	(555)	Expense	(1.659)	(1.721)
123	(34)	(1.744)	Monetary & Foreign Exchange Correction - Assets	(2.374)	(6.258)
(134)	12	1.342	Monetary & Foreign Exchange Correction - Liabilities	1.849	4.817

266	298	(619)		(116)	(2.118)

(4.010)	(4.396)	(4.356)		(12.484)	(13.480)
713	(478)	86	Gains from Investment in Subsidiaries	579	1.090

10.582	8.759	8.792	Operating Profit	29.693	22.760
31	(31)	1	Non-operating Income (Expense)	(84)	(215)
(3.513)	(1.915)	(3.114)	Income Tax & Social Contribution	(8.783)	(7.060)

7.100	6.813	5.679	Net Income (Loss)	20.826	15.485

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Balance Sheet – Parent Company

Assets	R$ million
	09.30.2006	06.30.2006

Current Assets	47.707	44.269

Cash and Cash Equivalents	17.551	16.264
Accounts Receivable	9.882	9.140
Inventories	13.528	13.800
Dividends Receivable	249	253
Taxes recoverable	3.099	3.024
Deferred Taxes & Social Contribution	2.240	664
Others	1.158	1.124
Non-current assets	43.098	38.963

Petroleum & Alcohol Account	782	777
Subsidiaries, Controlled Companies and Affiliates	34.095	29.671
Ventures under Negotiation	740	585
Advances to Suppliers	556	571
Advance for Pension Plan Migration	1.249	1.228
Deferred Taxes and Social Contribution	2.058	2.429
Deposits - Legal Matters	1.388	1.455
Antecipated Expenses	910	959
Others	1.320	1.288
Fixed assets	82.143	79.422

Investments	22.741	22.563
Property, Plant & Equipment	58.668	56.177
Deferred	734	682

Total Assets	172.948	162.654

Assets	R$ million
	09.30.2006	06.30.2006

Current Liabilities	47.747	40.724

Short-term Debt	1.437	1.568
Suppliers	27.817	25.790
Taxes & Social Contribution Payable	7.852	8.106
Dividends	4.387	-
Project Finance and Joint Ventures	2.000	953
Pension fund obligations	390	394
Clients Anticipation	417	276
Others	3.447	3.637
Long-term Liabilities	27.546	26.716

Long-term Debt	5.619	5.828
Subsidiaries & Controlled Companies	1.920	1.831
Pension fund obligations	2.550	2.303
Health Care Benefits	7.443	7.128
Deferred Taxes & Social Contribution	7.291	6.936
Others	2.723	2.690
Shareholders' Equity	97.655	95.214

Capital Stock	48.264	48.248
Reserves	28.565	32.952
Net Income	20.826	14.014

Total liabilities	172.948	162.654

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Cash Flow – Parent Company

R$ million
	3rd Quarter			Jan-Sep

2Q-2006	2006	2005		2006	2005

7.100	6.813	5.678	Net Income (Loss)	20.826	15.485
1.002	3.673	4.250	(+) Adjustments	6.511	3.977

1.273	1.357	931	Depreciation & Amortization	3.573	2.747
(1.214)	(6)	(7)	Oil and Alcohol Accounts	(13)	(16)
1.830	667	1.119	Oil and Oil Products Supply - Foreign	3.552	93
1.244	(496)	695	Charges on Financing and Affiliated Companies	404	861
(2.131)	2.151	1.512	Other Adjustments	(1.005)	292
8.102	10.486	9.928	(=) Net Cash Generated by Operating Activities	27.337	19.462
(4.093)	(4.353)	(3.335)	(-) Cash used for Cap.Expend.	(12.202)	(9.886)

(2.785)	(3.109)	(2.542)	Investment in E&P	(8.568)	(6.947)
(751)	(1.089)	(666)	Investment in Refining & Transport	(2.215)	(1.735)
(811)	235	(494)	Investment in Gas and Energy	(1.126)	(1.333)
(210)	(261)	(93)	Structured Projects Net of Advance	(624)	(374)
665	86	234	Dividends	922	531
(201)	(215)	226	Other Investments	(591)	(28)

4.009	6.133	6.593	(=) Free Cash Flow	15.135	9.576
(5.643)	(4.846)	(2.942)	(-) Cash used in Financing Activities	(15.065)	(6.010)
(1.634)	1.287	3.651	(=) Cash Generated in the Period	70	3.566

17.898	16.264	11.495	Cash at the Beginning of Period	17.481	11.580
16.264	17.551	15.146	Cash at the End of Period	17.551	15.146

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Statement of Value-Added – Parent Company

	R$ million
	Jan-Sep
	2006	2005
Description
Gross Operating Revenue from Sales & Services	121.174	104.803
Raw Materials Used	(10.398)	(9.063)
Products for Resale	(7.195)	(4.855)
Materials, Energy, Services & Others	(13.348)	(13.677)

Value Added Generated	90.233	77.208

Depreciation & Amortization	(3.573)	(2.747)
Participation in Associated Companies	579	1.090
Financial Income Net from affiliated companies	1.660	(43)
Rent and royalties	293	301

Total Distributable Value Added	89.192	75.809

Distribution of Value Added

Personnel
Salaries, Benefits and Charges	5.934	5.471

	5.934	5.471

Government Entities
Taxes, Fees and Contributions	42.008	35.010
Government Participation	12.233	9.981
Deferred Income Tax & Social Contribution	(391)	1.058

	53.850	46.049

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	1.776	2.075
Rent and Freight Expenses	6.806	6.729

	8.582	8.804

Shareholders
Dividend / Interest on own capital	4.387	2.193
Net Income	16.439	13.292

	20.826	15.485

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

PETROBRAS

http://www.petrobras.com.br/ri

For more information, please contact:

PETRÓLEO BRASILEIRO S.A – PETROBRAS
Investor Relations
Raul Adalberto de Campos –Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 2202 – B
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 3224-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update those forecasts due to new information nor its futures consequences.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.